UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-105855-01

Citigroup Vehicle Securities Inc.

Fifth Third Auto Trust 2004-A

(Exact name of registrant as specified in its charter)

390 Greenwich Street, New York, New York 10013

(212) 816-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Fifth Third Auto Trust

Class A-1 1.3975% Auto Loan Asset Back Notes; Class A-2 2.42% Auto Loan Asset Backed Notes;

Class A-3 3.19% Auto Loan Asset Backed Notes; Class A-4 3.70% Auto Loan Asset Backed Notes;

Class B 3.61% Auto Loan Asset Backed Notes

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a)

or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person on the date indicated.

Date: October 22, 2007	Fifth Third Auto Trust 2004-A

	By:	Fifth Third Bank, an Ohio banking corporation, as Servicer

	By:	/s/ Joe Knapp
	Name:	Joe Knapp
	Title:	Vice President—Capital Markets Accounting